Exhibit 22

List of Subsidiary Guarantors and Issuers of Guaranteed Securities

As of December 31, 2020, Viatris Inc., a Delaware corporation (“Viatris”), Mylan Inc., a Pennsylvania corporation (“Mylan Inc.”), and Mylan II B.V., a company incorporated under the laws of the Netherlands (“Mylan II”), were the guarantors of the 3.150% Senior Notes due 2021, 3.950% Senior Notes due 2026 and 5.250% Senior Notes due 2046 issued by Utah Acquisition Sub Inc., a Delaware corporation (“Utah”).

In addition, as of December 31, 2020, Viatris, Utah and Mylan II were the guarantors of the 4.200% Senior Notes due 2023, 4.550% Senior Notes due 2028, 5.400% Senior Notes due 2043 and 5.200% Senior Notes due 2048 issued by Mylan Inc.